Filed by BlackRock Credit Allocation Income Trust IV
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rules 13e-4 and 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: BlackRock Credit Allocation Income Trust III
Commission File No. 811-21280

Contact:
1-800-882-0052

BlackRock Announces Closing of Closed-End Fund Reorganizations

New York, December 10, 2012 – BlackRock Advisors, LLC today announced that the reorganization of each of BlackRock Credit Allocation Income Trust I, Inc. (NYSE:PSW), BlackRock Credit Allocation Income Trust II, Inc. (NYSE:PSY) and BlackRock Credit Allocation Income Trust III (NYSE:BPP) with and into BlackRock Credit Allocation Income Trust IV (NYSE:BTZ) is effective as of the opening for business of the New York Stock Exchange on December 10, 2012.

In the Reorganizations, each of PSW, PSY and BPP was reorganized with and into BTZ.  Common shareholders of PSW, PSY and BPP, respectively, received an amount of BTZ common shares equal to the aggregate net asset value of their holdings of PSW, PSY and/or BPP common shares, as applicable, as determined at the close of business on December 7, 2012. Fractional BTZ shares were not issued in the Reorganizations and consequently cash will be distributed for any such fractional amounts.

Relevant details pertaining to the Reorganizations are as follows:
Fund	NAV/Share ($)	Conversion Ratio
BlackRock Credit Allocation Income Trust IV (BTZ)	$15.3340	N/A
BlackRock Credit Allocation Income Trust I, Inc. (PSW)	$11.4202	0.74476327
BlackRock Credit Allocation Income Trust II, Inc. (PSY)	$12.2921	0.80162384
BlackRock Credit Allocation Income Trust III (BPP)	$13.1753	0.85922134

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds, including BTZ, the surviving fund in the Reorganizations. Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully and consider in its entirety the Joint Proxy Statement/Prospectus relating to the Reorganizations which contains important information regarding the investment objectives and policies, risks, charges, expenses and other important information about BTZ.

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide.  At September 30, 2012, BlackRock’s AUM was $3.673 trillion.  BlackRock offers products that span the risk spectrum to meet clients’ needs, including active, enhanced and index strategies across markets and asset classes. Products are offered in a variety of structures including separate accounts, mutual funds, iShares® (exchange traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®.  Headquartered in New York City, as of September 30, 2012, the firm has approximately 10,400 employees in 29 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa.  For additional information, please visit BlackRock’s website at www.blackrock.com.

Forward-Looking Statements

This press release, and other statements that BlackRock may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to each of the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for each Fund or in each Fund’s net asset value; (2) the relative and absolute investment performance of each Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to each Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC's website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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